June 13, 2016

FILED VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C. 20549
Attention: Marianne Dobelbower

Re:	RiverPark Funds Trust
Post-Effective Amendment No. 16 and Post-Effective Amendment No. 19 to Form N-1A – Application for Withdrawal
(File Numbers: 811-22431 and 333-167778)

Dear Ms. Dobelbower:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, RiverPark Funds Trust (the “Trust”) hereby requests Post-Effective Amendment No. 16 (“PEA 16”) to the Trust’s Registration Statement on Form N-1A (“Registration Statement”) (File No. 333-167778), which was filed as EDGAR submission type 485APOS with the Securities and Exchange Commission (“SEC”) as of January 13, 2016 (Accession No. 0001398344-16-008994) and Post-Effective Amendment No. 19 (“PEA 19”) to the Registration Statement on Form N-1A (“Registration Statement”) (File No. 333-167778), which was filed as EDGAR submission type 485APOS with the SEC as of March 25, 2016 (Accession No. 0001398344-16-011248), be withdrawn.

PEA 16 and PEA 19 were each filed to create a new series of the Trust, the RiverPark Commercial Real Estate Fund. The Trust has determined not to proceed with the registration of the RiverPark Commercial Real Estate Fund and that the filings be withdrawn.

The Trust hereby confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions with respect to this matter, please call me at (212) 885-5205.

Very truly yours,

BLANK ROME LLP
By:	/s/ Allison H. Janell
Name: Allison H. Janell, Esq.